Prudential Investment Portfolios 9
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

June 2, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jay Williamson

Re: Prudential Investment Portfolios 9: Form N-1A

Post-Effective Amendment No. 49 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 50 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-66895

Investment Company Act No. 811-09101

Dear Mr. Williamson:

We filed through EDGAR on March 19, 2015 on behalf of Prudential Investment Portfolios 9 (the “Trust”) Post-Effective Amendment No. 49 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 50 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding a new series to the Trust, the Prudential Real Estate Income Fund (the “Fund”), designating automatic effectiveness 75 days after the filing date.

On May 11, 2015 we filed through EDGAR a correspondence including comments that you provided to Claudia DiGiacomo on March 4, 2015 as well as responses to the comments (the “Initial Letter”). This letter is intended to respond to the staff’s comments to the Initial Letter provided by you to Claudia DiGiacomo on May 28, 2015. For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. As applicable, the responses will be included in Post-Effective Amendment No. 50 to the Registrant’s registration statement to be filed under Rule 485(b) with immediate effectiveness.

Prospectus

1. Comment

With respect to the Fund’s response 4(a) in the Initial Letter, you advised that the staff does not agree with the Fund’s response and that the staff takes the position that the prospectus should disclose that shareholders would be provided with “reasonable notice” if a material change is made to a fund’s non-fundamental investment objective.

Response

The Fund submits that current applicable rules and regulations do not require that the Fund provide shareholders with prior notice for revising a non-fundamental policy (other than an 80% test required by Rule 35d-1), and that Form N-1A does not require a fund to disclose the length of the notice that would be provided for such a change. Based on the facts, circumstances and materiality relating to a hypothetical revision to a non-fundamental policy, the Manager and the Fund’s Board would determine whether advance notice to shareholders is necessary and the appropriate length of any such notice period.

2. Comment

With respect to the Fund’s response to comment 7, the staff reads the revisions as inconsistent with Rule 22c-1. Revise accordingly.

Response

Although we believe the revisions are consistent with the rule, the Fund has revised the language to match the disclosure filed in the Amendment.

Tandy Representations

The Trust hereby acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to Claudia DiGiacomo at (973) 802-5032.

Sincerely,

/s/ Claudia DiGiacomo

Claudia DiGiacomo

Vice President & Corporate Counsel